UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14 (d)(1) or 13 (e)(1)

Of the Securities Exchange Act of 1934

Amendment No. 1

CHARTER FINANCIAL CORPORATION

(Name of Subject Company (issuer))

CHARTER FINANCIAL CORPORATION

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

16122M 10 0

(CUSIP Number of Class of Securities)

Curtis R. Kollar

Chief Financial Officer

Charter Financial Corporation

1233 O.G. Skinner Drive

West Point, Georgia 31833

(703) 645-1391

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

With a copy to:

V. Gerard Comizio

Matthew Dyckman

Thacher Proffitt & Wood LLP

1700 Pennsylvania Avenue, NW, Suite 800

Washington, DC 20006

(202) 347-8400

Calculation of Filing Fee Transaction valuation*	Amount of filing fee
$52,000,000	$5,564

*	For purposes of calculating the filing fee only, this amount is based on the purchase of 1,000,000 outstanding shares of Common Stock at the tender offer price of $52.00 per share.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,564

Form or Registration No.: Schedule TO

Filing Party: Charter Financial Corporation

Date Filed: November 21, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

This Amendment No. 1 amends and supplements the combined Issuer Tender Offer Statement and Schedule 13E-3 filing on Schedule TO filed with the Securities and Exchange Commission on November 21, 2006 (the “Schedule TO”) by Charter Financial Corporation, a Federal corporation (the “Company”), in connection with the offer by the Company to purchase up to 1,000,000 shares of its Common Stock, par value $0.01 per share (the “Shares”), at a price between $43.00 and $52.00 per Share, net to the seller in cash, without interest, upon and subject to the terms and conditions set forth in the Offer to Purchase, dated November 21, 2006 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended or supplemented from time to time, constitute the “Offer.”

The Schedule TO is intended to satisfy the reporting requirements of Rules 13e-3 and 13e-4 under the Securities Exchange Act of 1934, as amended. The Offer to Purchase and the Letter of Transmittal as amended and supplemented are attached to this Amendment No. 1 as Exhibits (a)(1)(i) and (a)(1)(ii). Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase. The information in the Offer, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1.	SUMMARY TERM SHEET, 4. TERMS OF THE TRANSACTION, and 11. ADDITIONAL INFORMATION

Pursuant to the terms of the Offer to Purchase and related Letter of Transmittal, the Company is extending the expiration of the Offer until 5:00 p.m., New York City time, on Wednesday, January 3, 2007, unless the Offer is further extended. The Offer was previously scheduled to expire at 5:00 p.m., New York City time, on Wednesday, December 20, 2006. All references to “5:00 p.m., New York City time, on Wednesday, December 20, 2006” as the “expiration date,” or time of expiration of the Offer, are hereby amended to refer to “5:00 p.m., New York City time, on Wednesday, January 3, 2007.”

As of 5:00 p.m., New York City time, on Tuesday, December 12, 2006, approximately 25 shares of Common Stock had been tendered and deposited with American Stock Transfer & Trust Company, the Depositary for the Offer, and not withdrawn pursuant to the Offer.

On December 13, 2006, the Company issued a press release announcing the extension of the expiration of the Offer until 5:00 p.m., New York City time, on Wednesday, January 3, 2007. The press release is contained in Exhibit (a)(5)(vi) hereto, and the information set forth in the press release is hereby incorporated by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

The section of the Offer to Purchase captioned “Section 14 – Certain Information Concerning Us” is hereby amended by revising the third paragraph under the subsection entitled “Where You Can Find More Information” to read as follows:

The SEC allows us to “incorporate by reference” information to this Offer to Purchase. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this Offer to Purchase, except for any information that is superseded by information that is included directly in this document. This Offer to Purchase incorporates by reference the following documents that we have previously filed with the SEC:

•	Annual Reports on Form 10-K for the fiscal years ended September 30, 2005 and September 30, 2006;

•	Quarterly Reports on Form 10-Q for the quarters ended December 31, 2005, March 31, 2006 and June 30, 2006; and

•	Current Reports on Form 8-K, dated February 1, 2006, February 23, 2006, August 30, 2006 and November 13, 2006.

ITEM 4.	TERMS OF THE TRANSACTION.

The Letter of Transmittal is hereby amended by deleting the following sentence on page 4 of the Letter of transmittal:

(d)	the undersigned has read, understands and agrees to all of the terms of the offer.

The Letter of Transmittal is hereby amended by adding the following sentence to the disclosure in the box on page 6 of the Letter of Transmittal that enables security holders to have their shares accepted for payment at the clearing price:

Note that the selection of this choice could also increase the probability that a lower clearing price will be reached because this choice accelerates the rate at which the clearing price is selected.

ITEM 10.	FINANCIAL STATEMENTS.

The section of the Offer to Purchase captioned “Section 2 – Certain Information Concerning Us” is hereby amended by adding the following information to the table in the subsection entitled “Summary Historical and Pro Forma Condensed Consolidated Financial Data”:

	At and for the nine months ended June 30,		June 2006 Pro Forma	At and for the year ended September 30,		September 2005 Pro Forma
(In thousands, except share information and ratios)	2006	2005		2005	2004
Selected Operating Data:
Income from continuing operations	$10,436	$8,596	$8,637	$11,413	$28,217	$9,890
Earnings per share from continuing operations (basic)	$0.54	$0.44	$0.47	$0.58	$0.42	$0.53
Earnings per share from continuing operations (diluted)	$0.54	$0.44	$0.47	$0.58	$0.42	$0.53
Selected Financial Ratios and Other Data:
Book value per share	$12.41	$13.71	$10.27	$12.31	$13.80	$10.17

ITEM 12.	EXHIBITS.

(a)(1)(i) Offer to Purchase.

(a)(1)(ii) Letter of Transmittal.

(a)(5)(vi) Press release dated December 13, 2006 announcing the extension of the Offer

ITEM 13.	ADDITIONAL INFORMATION REQUIRED BY SCHEDULE 13E-3.

The legend on the outside cover page of the Offer to Purchase is hereby amended and restated to read as follows:

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The section of the Offer to Purchase captioned “Section 2 – Fairness of the Offer” is hereby amended by:

(1)	revising the fifth bullet point in the second paragraph of the section to read as follows:

•

The fact that the upper end of the price range approaches the historical high trading price of Charter Financial’s common stock, exceeds the recent historical high trading price of Charter Financial’s common stock including the average of the trading prices over the 30 trading days and 60 trading days prior to the public announcement of the offer, and exceeds the average price paid by Charter Financial to repurchase its shares over the last several years. See Section 3.

(2)	adding the following disclosure as the third, fourth and fifth paragraphs of the section:

The maximum of the offer price range represents a discount of 1.78% relative to the closing price of $52.94 at November 16, 2006, which is the last trading day prior to the public announcement of the offer. The Board of Directors also considered that the maximum of the offer range represents a premium of 13.51% relative to the 30 day average trading price of $45.81 at November 16, 2006 and a premium of 22.79% relative to the 60 day average trading price as of November 16, 2006. The minimum of the offer price range represents a discount of 18.08% relative to the pre-announcement price, a discount of 6.13% relative to the 30 day average and a premium of 1.53% relative to the 60 day moving average. In addition, no brokerage costs would be incurred upon the tender of shares, and the issue of the lack of liquidity in the open market is avoided. The Board of Directors believes that based on all factors considered, the offer range balances both the interest of non-continuing stockholders who will be provided a liquidity event for their shares, potentially at a premium or at parity to the recent trading price while not such a large premium that continuing stockholders and Charter Financial will be paying too high a price.

The offer range of $43.00 to $52.00 per share is at a premium to Charter Financial’s tangible net book value per of $13.33 per share as of September 30, 2006. The Board of Directors believes that based on all factors considered, an offer range that was at a premium to net book value fairly balances the interests of both stockholders who may choose to tender their shares as well as those who choose to remain stockholders of Charter Financial. The Board of Directors also analyzed the minimum and the maximum prices indicated by the offer price range in relation to Charter Financial’s pro forma fully-converted tangible book value as provided by Charter Financial’s financial advisor. At the minimum of the offer range of $43.00 per share, Charter Financial’s pro forma fully converted tangible book value equaled $44.13 per share and thus, the offer price was at a slight discounted to the fully converted tangible book value per share. At the maximum of the offer range of $52.00 per share, Charter Financial’s pro forma fully converted tangible book value equaled $50.38 per share and thus, the offer price was at a slight premium to the fully converted tangible book value per share.

As alternative methods to reduce the record number of our stockholders below 300, our Board of Directors also considered a reverse stock split and the establishment of separate classes of common stock. In considering these alternatives, our Board of Directors noted that a reverse stock split and the establishment of separate classes of common stock would not be voluntary transactions. Our Board of Directors, therefore, determined that the offer was the fairest way to reduce the registered stockholder base below 300. This method offered all stockholders the opportunity to sell their shares at a fair price without incurring brokerage costs. The offer also provides stockholders (particularly those who, because of the size of their stockholdings, might not be able to sell their shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to their shares without potential disruption to the share price and the usual transaction costs associated with market sales.

(3)	revising the new sixth paragraph (old third paragraph) of the section to read as follows:

Our Board of Directors did not entertain a sale or liquidation of the company as a factor in its evaluation of the fairness of the transaction. Because of the financial nature of a financial institution’s primary assets and the many other readily available holding company specific indicators of value, such as CharterBank’s total assets, income, deposits and interest rate spread, the Board did not place any significance on going concern value and liquidation value in its evaluation and the factors considered in the Board’s conclusion are enumerated below.

(4)	adding the following disclosure as the seventh and eighth paragraphs of the section:

The Board of Directors did not place any significant weight on the going concern value which is an attempt to value a company as a whole pursuant to a sale to another company or individual, in connection with its evaluation to proceed with the offer. In this regard, the Board felt that a sale of Charter Financial is not a viable alternative given that it operates as a majority-owned subsidiary of a mutual holding company. As a practical matter, Charter Financial would need to complete a second-step conversion transaction prior to completing a sale of control. Moreover, Charter Financial would be precluded from pursuing a sale of control of Charter Financial for a period of three years pursuant to Office of Thrift Supervision conversion regulations.

In determining the fairness of the offer, the Board of Directors did not attempt to establish the liquidation value of Charter Financial as the Board felt that such a valuation would not be material to its decision for several reasons. First, the liquidation of Charter Financial as a financial institution holding company would be so improbable as to not provide any meaningful comparison to the terms of the offer. In this regard, few if any financial institutions of Charter Financial’s size have been voluntarily liquidated in the last several decades as relatively greater value is typically generated through the sale of financial institution holding companies or their subsidiaries as a single operating entity (rather than in the component parts). More specifically, financial institutions are not generally liquidated as reported equity in the financial statements typically approximates the value realizable pursuant to a sale of the assets and liabilities, less the costs of liquidation. In contrast, the Board of Directors believes that Charter Financial, like the majority of similar financial institutions regionally and nationally, would garner a premium to its reported equity pursuant to a sale of control.

(5)	revising the final paragraph of the section to read as follows:

Our Board of Directors also considered the substantive and procedural fairness of the offer to unaffiliated stockholders who do not tender their shares in the offer. The Board believes the offer is substantively fair because unaffiliated stockholders who remain stockholders of Charter Financial following completion of the offer will retain a greater equity interest in Charter Financial. The Board of Directors recognizes that certain factors do not support the procedural fairness of the offer to unaffiliated stockholders who have a continuing interest in Charter Financial. These factors are: (1) the fact that while participation in the offer by stockholders is voluntary, stockholders will not be voting on the transaction; and (2) if a sufficient number of shares are tendered and our common stock is deregistered, publicly available information regarding Charter Financial will be reduced significantly and our common stock will be no longer be quoted on the Nasdaq Global Market, which will likely decrease the liquidity of our common stock. However, the Board of Directors believes that the offer is procedurally fair to unaffiliated stockholders who continue to have an interest in Charter Financial because the offer is a voluntary transaction in which no stockholder is required to, or prohibited from, tendering shares, all stockholders are being notified of the offer and the implications of the transaction on their holdings, and all stockholders are afforded sufficient time to consider the offer. See Section 5 for a detailed discussion of the consequences that result from remaining a continuing stockholder of Charter Financial. See also Section 15.

The section of the Offer to Purchase captioned “Section 5 – Effects of the Offer” is hereby amended by:

(1)	adding the following disclosure as the final two sentences of the fourth paragraph of the section:

Charter Financial and all stockholders, including our officers and directors, who do not tender their shares in the offer will benefit from the expense reduction resulting from deregistration and having a smaller stockholder base.

(2)	adding the following disclosure as the final seven paragraphs of the section:

Effect on Affiliated and Non-Affiliated Stockholder Proportionate Interests. As of November 14, 2006, as a group, our directors and executive officers beneficially owned 507,007 shares (including 65,700 shares issuable to those persons upon the exercise of outstanding options), or approximately 2.6%, of our outstanding common stock. We anticipate that certain of our officers and directors will participate in the offer by tendering an aggregate of 28,000 shares. Assuming all shares eligible to be tendered in the offer are purchased, including the 28,000 shares tendered by certain of our officers and directors, our officers’ and directors’ approximate proportionate ownership will remain unchanged.

As of November 14, 2006, First Charter, MHC owned 15,857,124 shares, or approximately 80.0% of our outstanding common stock. Assuming all shares eligible to be tendered in the offer are purchased, First Charter, MHC’s approximate proportionate ownership will increase to 83.9%. The proportionate ownership share of remaining non-affiliated stockholders, as a group, will correspondingly be reduced by 3.9% to 13.5%.

With fewer shares outstanding and the resulting reduction in stockholders’ equity, and assuming earnings remain the same, all non-tendering stockholders will benefit from the tender offer from an increase in return on average equity and in earnings per share. Return on average equity for the year ended September 30, 2005 and the nine months ended June 30, 2006 was 4.23% and 4.11%, respectively. After giving effect to the tender offer and assuming all eligible shares are tendered, this would increase to 5.25% and 5.02%, respectively. Earnings per share (basic and diluted) for the year ended September 30, 2005 and the nine months ended June 30, 2006 were $0.58 and $0.54, respectively. After giving effect to the tender offer and assuming all eligible shares are tendered, these amounts would increase to $0.62 and $0.57, respectively.

Potential Benefits Foregone by Tendering Stockholders. After consummation of the tender offer, stockholders who tender their shares will not have the opportunity to participate in the potential growth of future earnings and the value of Charter Financial common stock, unless they again purchase shares. Any subsequent purchases might be made at a higher price than the amount paid to those stockholders for their tendered shares, and may be difficult to effect, as the market for Charter Financial common stock will likely be more limited than it is now if the common stock is deregistered. Conversely, after completion of the tender offer, stockholders who tender their shares will not face the risk of losses generated by Charter Financial’s operations or any decrease in the value of Charter Financial common stock.

Effect on Charter Financial’s Business. Aside from ceasing to be an SEC-reporting company if it becomes eligible to do so, the completion of the offer is not expected to have a material impact on the conduct of Charter Financial’s business. Charter Financial will, through CharterBank, continue to operate as a community-oriented financial institution focused on serving the needs of customers in its primary market area.

Federal Income Tax Consequences. If you tender your shares in the tender offer, the receipt of cash by you in exchange for your shares will be a taxable transaction for United States federal income tax purposes and may be for state and local income tax purposes as well. In general, a stockholder who participates in the tender offer will recognize a capital gain or loss equal to the difference between the amount of cash received and the holder’s tax basis in the shares sold. Any capital gain or loss generally will constitute a long-term capital gain or loss if the holding period for the holder’s shares sold is greater than one year as of the date of the sale and a short-term capital gain or loss if the holding period is one year or less as of the date of sale.

Charter Financial and non-tendering stockholders will not incur any federal income tax liability as a result of completion of the offer.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARTER FINANCIAL CORPORATION
Dated: December 13, 2006

/s/ Curtis R. Kollar
Name: Curtis R. Kollar
Title: Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(i)	Offer to Purchase.

(a)(1)(ii)	Letter of Transmittal.

(a)(5)(i)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(ii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(iii)	Letter to Participants in the Employee Stock Ownership Plan of Charter Financial Corporation.*

(a)(5)(iv)	Letter to Participants in the CharterBank 401(k) Plan With Investments in Shares of Charter Financial Corporation Common Stock.*

(a)(5)(v)	Press release dated November 17, 2006 announcing the commencement of the Offer.*

(a)(5)(vi)	Press release dated December 13, 2006 announcing the extension of the Offer.

(c)	Opinion of RP Financial, LC.**

*	Previously filed as exhibits to the Schedule TO, filed with the Securities and Exchange Commission on November 21, 2006.

**	Included as Annex A of the Offer to Purchase (Exhibit (a)(1)(i)).